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               		     SECURITIES AND EXCHANGE COMMISSION
 			                        Washington, DC 20549


                         				SCHEDULE 13D
		               Under the Securities Exchange Act of 1934


                  			    (Amendment No.        )*

                 			     Network Express, Inc.
			                        (Name of Issuer)
                      	      Common Stock
			                 (Title of Class of Securities)

                      				  64120T107
		                      		(CUSIP Number)

      	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	             115 South Jefferson Road, Whippany, NJ 07981
			                      (201) 739-2202
	            	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      				July 24, 1996
         	(Date of Event which Requires Filing of this Statement)


     	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

     	Check the following box if a fee is being paid with this statement
[ X ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.








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CUSIP NO.  64120T107

                                				13D


1      	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
        BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                               								(a) [  ]
							                                               	(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       	ITEMS 2(d)(e):
							                                            	      [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                		7       SOLE VOTING POWER:

                       			518,968

                		8       SHARED VOTING POWER:

                       			 0

	                	9       SOLE DISPOSITIVE POWER:

                       			518,968

	                	10      SHARED DISPOSITIVE POWER:

                        		 0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                       			  518,968

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                     	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                       			5.1

14      TYPE OF REPORTING PERSON*:
       	BD

              			See Instructions Before Filling Out!

                       					SCHEDULE 13D

Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock

	(b)     Name and address:       Network Express, Inc.
                            					4251 Plymouth Road
							                         	Ann Arbor, MI  48105


Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear
                            					Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            					New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns. The aggregate purchase price of the 695,468 shares of Common Stock was approximately $6,259,212.00.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Common Stock of Network Express, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

                 				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 7/24/96

  (a)     Number:                                                   518,968
       	  Percentage:                                                   5.1

  (b)     1. Sole power to vote or to direct the vote:              518,968
       	  2. Shared power to vote or to direct the vote:               0
	         3. Sole power to dispose or to direct the disposition:    518,968
       	  4. Shared power to dispose or to direct the disposition:     0

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)     Inapplicable

  (e)     Inapplicable

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None

Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  8/2/96                                     BEAR, STEARNS & CO. INC.


                                           					By:     /s/
					                                             	Barry J. Cohen
                                             						Senior Managing Director







                          		 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John M. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  William J. Montgoris      Chief Financial Officer and Chief Operating Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  Samuel L. Molinaro, Jr.   Senior Vice President - Finance



     	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.





                      				   APPENDIX II
			                          REGULATORY



November 19, 1991: The Commodity Futures Trading Commission filed its complaint against Bear Stearns and Stephen Johnson. Bear Stearns entered into a simultaneous settlement without admitting or denying the charges which had alleged three counts of violation of the Commodity Exchange Act: (i) failure to prepare a written record of orders including the account identification for orders placed on the Chicago Mercantile Exchange from the Dallas Branch Cattle Desk in the period July 1986 to February 1988 (Regulation 1.35 (a-l) (2)); (ii) failure to supervise the Dallas Branch Office Cattle Desk and the CME Floor (Regulation 166.3); and (iii) violation of a July 25, 1986 Cease and Desist involving failure to supervise order entry process. Bear Stearns neither admitting or denying the charges, paid $250,000 in settlement, and is ordered to cease and desist further violations of these three regulations.

January 16, 1992:  In the Matter of the Distribution of Securities
Issued by Certain Government Sponsored Enterprises: We, along with most of the other major dealers and banks, have settled an SEC administrative proceeding relating to our participation in the primary distributions of certain unsecured debt securities issued by GSEs (such as Fannie Mae, Freddie Mac, Federal Home Bank) by agreeing to a $100,000 fine, an order that we cease and desist from any further recordkeeping violations in connection with the distribution of the securities and undertaking to develop, implement and maintain policies reasonably designed to assure our future compliance with proper recordkeeping rules.


                  APPENDIX III
                  BEAR, STEARNS & CO. INC.


                  NETWORK EXPRESS INC.
                  Trading from 5/28/96 through 7/24/96

  DATE   QUANTITY         DESCRIPTION         PRICE / ENTRY    AMOUNT

 7/24/96   1,000      Network Express Inc.        7.5000      7,500.00
 7/24/96   1,000      Network Express Inc.        7.5000      7,500.00
 7/24/96   1,000      Network Express Inc.        7.5000      7,500.00
 7/24/96   3,000      Network Express Inc.        7.5000     22,500.00
 7/24/96   7,500      Network Express Inc.        7.1250     53,437.50
 7/24/96  -5,000      Network Express Inc.        7.5625    -37,812.50
 7/23/96  -1,000      Network Express Inc.         7.75      -7,750.00
 7/23/96   3,000      Network Express Inc.        7.375      22,125.00
 7/23/96  -1,000      Network Express Inc.        7.625      -7,625.00
 7/19/96   1,000      Network Express Inc.        8.625       8,625.00
 7/19/96   1,000      Network Express Inc.         8.5        8,500.00
 7/16/96    500       Network Express Inc.        8.2500      4,125.00
 7/16/96    700       Network Express Inc.        8.2656      5,785.94
 7/16/96   1,000      Network Express Inc.        7.6250      7,625.00
 7/16/96   1,000      Network Express Inc.        8.2500      8,250.00
 7/16/96   1,000      Network Express Inc.        8.2500      8,250.00
 7/16/96   1,000      Network Express Inc.        8.1250      8,125.00
 7/16/96   1,500      Network Express Inc.        8.2656     12,398.44
 7/16/96   1,500      Network Express Inc.        8.2500     12,375.00
 7/16/96   2,000      Network Express Inc.        8.2500     16,500.00
 7/16/96   2,000      Network Express Inc.        8.0000     16,000.00
 7/16/96   2,500      Network Express Inc.        8.2500     20,625.00
 7/15/96   1,000      Network Express Inc.        8.3750      8,375.00
 7/15/96   1,000      Network Express Inc.        8.6250      8,625.00
 7/15/96   2,000      Network Express Inc.        8.6250     17,250.00
 7/15/96   2,000      Network Express Inc.        8.6250     17,250.00
 7/15/96   2,000      Network Express Inc.        8.6250     17,250.00
 7/15/96   4,000      Network Express Inc.        8.6250     34,500.00
 7/11/96   1,000      Network Express Inc.        9.0000      9,000.00
 7/11/96   1,000      Network Express Inc.        9.1250      9,125.00
 7/11/96   1,000      Network Express Inc.        8.8750      8,875.00
 7/10/96   1,000      Network Express Inc.        9.2500      9,250.00
 7/09/96   5,000      Network Express Inc.        9.3750     46,875.00
 7/01/96   1,000      Network Express Inc.        9.4375      9,437.50
 6/28/96   3,000      Network Express Inc.        9.4375     28,312.50
 6/27/96   1,000      Network Express Inc.        9.0625      9,062.50
 6/27/96   1,000      Network Express Inc.        9.1250      9,125.00
 6/27/96   1,000      Network Express Inc.        9.1250      9,125.00
 6/27/96   2,000      Network Express Inc.        9.1250     18,250.00
 6/27/96   2,000      Network Express Inc.        9.1250     18,250.00
 6/27/96   5,000      Network Express Inc.        9.0625     45,312.50
 6/25/96   1,000      Network Express Inc.        8.7500      8,750.00
 6/21/96    500       Network Express Inc.        8.8750      4,437.50
 6/21/96   1,000      Network Express Inc.        9.0000      9,000.00
 6/21/96   5,000      Network Express Inc.        9.0000     45,000.00
 6/20/96    500       Network Express Inc.        9.1250      4,562.50
 6/20/96   1,000      Network Express Inc.        9.0000      9,000.00
 6/20/96   1,000      Network Express Inc.        9.0000      9,000.00
 6/20/96   1,000      Network Express Inc.        9.0625      9,062.50
 6/20/96   1,500      Network Express Inc.        9.0000     13,500.00
 6/20/96   1,600      Network Express Inc.        9.0000     14,400.00
 6/20/96   5,000      Network Express Inc.        9.2500     46,250.00
 6/20/96   5,000      Network Express Inc.        9.1875     45,937.50
 6/20/96   5,000      Network Express Inc.        9.0000     45,000.00
 6/20/96   5,400      Network Express Inc.        9.0000     48,600.00
 6/20/96  -10,000     Network Express Inc.        9.3125    -93,125.00
 6/20/96  -17,000     Network Express Inc.        9.0641   -154,089.70
 6/19/96    400       Network Express Inc.        8.9375      3,575.00
 6/19/96   1,000      Network Express Inc.        8.8125      8,812.50
 6/19/96   1,000      Network Express Inc.        8.8125      8,812.50
 6/19/96   1,000      Network Express Inc.        8.8750      8,875.00
 6/19/96   1,000      Network Express Inc.        8.8750      8,875.00
 6/19/96   1,500      Network Express Inc.        8.8750     13,312.50
 6/19/96   7,500      Network Express Inc.        8.8750     66,562.50
 6/19/96   7,500      Network Express Inc.        8.8750     66,562.50
 6/19/96  -5,000      Network Express Inc.        8.8906    -44,453.13
 6/19/96  -35,000     Network Express Inc.        8.9286   -312,501.00
 6/18/96   5,000      Network Express Inc.        9.0625     45,312.50
 6/18/96   10000      Network Express Inc.        8.875      88,750.00
 6/17/96   2300       Network Express Inc.          9        20,700.00
 6/17/96   5000       Network Express Inc.        9.125      45,625.00
 6/17/96   5000       Network Express Inc.        9.125      45,625.00
 6/17/96   5000       Network Express Inc.        9.125      45,625.00
 6/17/96  -15000      Network Express Inc.         9.14    -137,100.00
 6/14/96   2500       Network Express Inc.        9.125      22,812.50
 6/14/96   5000       Network Express Inc.          9        45,000.00
 6/14/96   5000       Network Express Inc.        8.755      43,775.00
 6/14/96  -15000      Network Express Inc.        9.0521   -135,781.50
 6/12/96    300       Network Express Inc.       9.46875      2,840.63
 6/12/96   1000       Network Express Inc.        9.625       9,625.00
 6/12/96   1000       Network Express Inc.         9.5        9,500.00
 6/12/96   5000       Network Express Inc.        9.4375     47,187.50
 6/12/96   9000       Network Express Inc.         9.5       85,500.00
 6/12/96   -9000      Network Express Inc.        9.4861    -85,374.90
 6/11/96   1000       Network Express Inc.        9.375       9,375.00
 6/11/96   4000       Network Express Inc.        9.375      37,500.00
 6/11/96   10000      Network Express Inc.        9.4375     94,375.00
 6/10/96   1000       Network Express Inc.        9.375       9,375.00
 6/10/96   2000       Network Express Inc.        9.125      18,250.00
 6/10/96   4000       Network Express Inc.        9.375      37,500.00
 6/07/96   1000       Network Express Inc.        8.875       8,875.00
 6/06/96    468       Network Express Inc.        9.125       4,270.50
 6/06/96   1000       Network Express Inc.         9.5        9,500.00
 6/06/96   1000       Network Express Inc.        9.375       9,375.00
 6/06/96   1000       Network Express Inc.         9.25       9,250.00
 6/06/96   3000       Network Express Inc.        9.375      28,125.00
 6/06/96   3000       Network Express Inc.         9.25      27,750.00
 6/06/96   5000       Network Express Inc.         9.5       47,500.00
 6/06/96   5000       Network Express Inc.         9.5       47,500.00
 6/06/96   5000       Network Express Inc.         9.5       47,500.00
 6/06/96   5000       Network Express Inc.         9.25      46,250.00
 6/06/96   5000       Network Express Inc.         9.25      46,250.00
 6/06/96  -10000      Network Express Inc.         9.15     -91,500.00
 6/04/96    500       Network Express Inc.         9.5        4,750.00
 6/04/96   1000       Network Express Inc.         9.5        9,500.00
 6/04/96   1000       Network Express Inc.         9.5        9,500.00
 6/03/96    300       Network Express Inc.         9.75       2,925.00
 6/03/96    800       Network Express Inc.         9.75       7,800.00
 6/03/96    800       Network Express Inc.         9.75       7,800.00
 6/03/96   1200       Network Express Inc.         9.75      11,700.00
 6/03/96   2000       Network Express Inc.         9.75      19,500.00
 6/03/96   2500       Network Express Inc.         9.75      24,375.00
 6/03/96   3000       Network Express Inc.         9.75      29,250.00
 5/31/96   1000       Network Express Inc.        9.875       9,875.00
 5/31/96   1000       Network Express Inc.        9.875       9,875.00
 5/31/96   1000       Network Express Inc.        9.875       9,875.00
 5/31/96   1000       Network Express Inc.        9.875       9,875.00
 5/31/96   1000       Network Express Inc.        9.875       9,875.00
 5/31/96   1000       Network Express Inc.        9.875       9,875.00
 5/31/96   1000       Network Express Inc.        9.875       9,875.00
 5/31/96   1000       Network Express Inc.        9.8125      9,812.50
 5/30/96    100       Network Express Inc.        9.5625        956.25
 5/30/96    500       Network Express Inc.        9.625       4,812.50
 5/30/96   1000       Network Express Inc.         9.75       9,750.00
 5/30/96   1000       Network Express Inc.        9.625       9,625.00
 5/30/96   1000       Network Express Inc.        9.625       9,625.00
 5/30/96   1000       Network Express Inc.         9.75       9,750.00
 5/30/96   1000       Network Express Inc.         9.75       9,750.00
 5/30/96   1000       Network Express Inc.         9.75       9,750.00
 5/30/96   2000       Network Express Inc.        9.625      19,250.00
 5/30/96   2000       Network Express Inc.         9.75      19,500.00
 5/30/96   2400       Network Express Inc.        9.5625     22,950.00
 5/30/96   2500       Network Express Inc.        9.625      24,062.50
 5/30/96   5000       Network Express Inc.         9.5       47,500.00
 5/30/96   5000       Network Express Inc.         9.75      48,750.00
 5/30/96   5000       Network Express Inc.        9.5625     47,812.50
 5/30/96   5000       Network Express Inc.        9.5625     47,812.50
 5/30/96   10000      Network Express Inc.        9.5625     95,625.00
 5/30/96   -7500      Network Express Inc.         9.73      72,975.00
 5/30/96  -25000      Network Express Inc.        9.625    -240,625.00
 5/29/96    600       Network Express Inc.        9.375       5,625.00
 5/29/96   1000       Network Express Inc.         9.5        9,500.00
 5/29/96   1000       Network Express Inc.         9.25       9,250.00
 5/29/96   1000       Network Express Inc.        9.375       9,375.00
 5/29/96   5000       Network Express Inc.        9.375      46,875.00
 5/29/96   5000       Network Express Inc.         9.5       47,500.00
 5/29/96   10000      Network Express Inc.        9.375      93,750.00
 5/29/96   15000      Network Express Inc.         9.5      142,500.00
 5/29/96   1500       Network Express Inc.        9.175      13,762.50
 5/29/96  -15000      Network Express Inc.        9.4517   -141,775.50
 5/28/96    500       Network Express Inc.          10        5,000.00
 5/28/96    500       Network Express Inc.          10        5,000.00
 5/28/96   1000       Network Express Inc.          10       10,000.00
 5/28/96   1000       Network Express Inc.         9.75       9,750.00
 5/28/96   2500       Network Express Inc.        10.25      25,625.00
 5/28/96   1000       Network Express Inc.        9.565       9,565.00
 5/28/96    400       Network Express Inc.          10        4,000.00